UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2014

Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant’s name into English)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-159047, File No. 333-148048 and File No. 333-145300).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: April 25, 2014	By:	/s/ Sofia Tsakos
Sofia Tsakos
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Material Change Report, dated April 25, 2014

99.2	Arrangement Agreement, dated April 16, 2014, among Agnico Eagle Mines Limited, Yamana Gold Inc. and Osisko Mining Corporation

99.3	Joint Acquisition Agreement, dated April 16, 2014, between Agnico Eagle Mines Limited and Yamana Gold Inc.